HUMBL, INC.

600 B Street, Suite 300

San Diego, California 92101

April 27, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Robert Shapiro
Adam Phippen

Re:	HUMBL, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed April 11, 2022
File No. 333-261403

Ladies and Gentlemen:

We are in receipt of the staff’s comment letter dated April 25, 2022 to the above-referenced filing. We have addressed your comments by reproducing them below in bold italics and providing our responses immediately thereafter. We have filed Form S-1/A (Amendment No. 4) (“Amendment No. 4”) which, together with the responses set forth below, address the staff’s comments.

Amendment No. 3 to Registration Statement on Form S-1 Filed April 11, 2022

HUMBL, Inc. Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020

Notes to Consolidated Financial Statements

Note 12. Stockholders’ Equity (Deficit), page F-26

1.	Regarding warrants issued for services, please disclose the method used to estimate the fair value of the awards and the significant assumptions used to determine the weighted- average fair values. Regarding both warrants and options issued for services, disclose the total compensation cost related to nonvested awards not yet recognized and the weighted- average period over which it is expected to be recognized. Refer to ASC 718-10-50-1 and 50-2.

Response: We have updated Footnote 12 on pages F-31 and F-32 to disclose that the Company utilized the Black-Scholes method to determine the fair value of our service-based warrant and stock options and performance-based warrants. We had already included a chart that reflected the assumptions used. We have also added disclosure to reflect the number of grants that have vested, unrecognized stock-based compensation as well as the period through which that this expense will be recognized.

Robert Shapiro

Adam Phippen

April 27, 2022

Note 17. Subsequent Events, page F-34

2.	Please provide a detailed analysis of how you concluded that the BizSecure acquisition was an asset purchase rather than the purchase of a business under both ASC 805 and Rule 11-01(d) of Regulation S-X.

Response: Our determination that the BizSecure acquisition was an asset purchase rather than the purchase of a business was made under the guidance provided by both ASC 805 and Rule 11-01(d) of Regulation S-X. Under Rule 11-01(d) of Regulation S-X, the term “business” should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

(1)	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; and

(2)	Whether any of the following attributes remain with the component after the transaction:

(i) Physical facilities

(ii) Employee base

(iii) Market distribution system

(iv) Sales force

(v) Customer base

(vi) Operating rights

(vii) Production techniques

(viii) Trade names.

Based on all the factors above, we concluded that the acquisition of certain of BizSecure’s assets was an asset acquisition and not the purchase of a business. Pursuant to the acquisition, we acquired a customer relationship which BizSecure had with the US Air Force and BizSecure’s Mobile ID technology. We also hired two of the BizSecure employees to help integrate the Mobile ID technology into our larger suite of products and help operate our blockchain services division. The BizSecure employees’ responsibilities at HUMBL are much broader than they were at BizSecure. They are working on a number of different HUMBL products and engaged in a number of different lines of business that BizSecure was not engaged in. In other words, these employees are helping develop new products and services for HUMBL as opposed to simply operating BizSecure inside of HUMBL. Following our purchase of these assets, BizSecure remains as a separate, on-going business enterprise pursuing its cybersecurity business. BizSecure is free to pursue any lines of business that are unrelated to the Mobile ID technology.

Robert Shapiro

Adam Phippen

April 27, 2022

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at brian@humblpay.com.brian@humblpay.com.

Sincerely,

/s/ Brian Foote
Brian Foote, CEO

cc: Ernest M. Stern, Esq. (w/encl.)
Encl. .